EXHIBIT 23.10

December 15, 2010

We hereby consent to references to Ryder Scott Company L.P. contained in the section entitled “Basis of Reserves Estimates” within “Reserves, Production and Related Information” as set out in Part I, Items 1&2 Business and Properties of the Annual Report on Form 10-K/A for the year ended December 31, 2009, of Nexen Inc. (the Form 10-K/A) and to the use of our Report of Third Party letter report dated December 15, 2010, concerning our evaluation of certain oil and gas properties of Nexen Inc. located in the United States Gulf of Mexico, which are included as exhibits in the Form 10-K/A.

\s\ Ryder Scott Company, L..P.

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

600,  1015   4TH  STREET, S.W.CALGARY, ALBERTA T2R 1J4TEL (403) 262-2799FAX (403) 262-2790
621  17TH STREET, SUITE 1550DENVER, COLORADO 80293-1501TEL (303) 623-9147FAX (303) 623-4258